Mail Stop 3561

November 1, 2007

Robert Kremer, President and Chief Executive Officer
Michael Lambert, Inc.
121 Interpark Blvd., Suite 1204
San Antonio, Texas 78216

      Re: Michael Lambert, Inc.
              Registration Statement on Form SB-2
              Filed October 5, 2007
              File No. 333-146517

Dear Mr. Kremer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please delete the first sentence in the fifth paragraph since the information presented is to be complete upon effectiveness.

Prospectus Summary, page 5

2. Please delete the defined terms in the last sentence of the first paragraph since the terms are clear from their context. This would also apply to the second paragraph on page 8 and the first paragraph on page 18.

3. Please review the document for accuracy and revise, as appropriate, to correct typographical errors. For example, in the second full paragraph on page 5, the last line includes the word "closing" when it appears that it should be "clothing." This error appears again in the

fourth full paragraph on page 18. In addition, it appears that the word "stock" is missing after the word "common" in the seventh full paragraph on page 5.

4. The total number of shares (including shares underlying warrants) described on page 5 of the registration statement equals 2,091,500 which is inconsistent with the 2,039,500 shares included on the cover page of the registration statement. Please review and revise the share and warrant numbers contained throughout the document to ensure that they are accurate and consistent.

Summary of the Offering, page 6

5. On page six of the registration statement, you indicate that prior to this offering there are 3,564,500 shares of common stock of the company outstanding. This number appears to be inconsistent with the disclosure on pages 35 and 36 of the registration statement under the heading "Recent Sales of Unregistered Securities" which indicates, after taking into effect cancelled shares, that 3,204,500 shares of common stock have been issued. Please revise the document in an appropriate place to explain the difference. For example, if the discrepancy is a result of warrant exercises, please disclose the number of warrants that have been exercised and the consideration received by the company as a result.

6. On page six of the registration statement, you indicate that 1,400,000 shares of common stock underlying warrants are being registered. This disclosure is inconsistent with the disclosure on page five of the registration statement where you indicate that 1,450,000 shares underlying warrants are being registered. In addition, under the sub-heading "Use of Proceeds" on page six and the "Use of Proceeds" heading on page 12 of the registration statement, the amount of proceeds to be received by the company upon exercise of the warrants is consistent with 1,400,000 warrants but not 1,450,000 warrants. Please review all numbers in the document for accuracy and consistency, and revise as appropriate.

Risk Factors, page 8

7. The disclosure on page 21 of the registration statement indicates that all of the handbags are currently being sewn by a cooperative known as Fuerza Unida and that you do not have an agreement in place with this cooperative. Please add a risk factor indicating that there is no agreement in place and that Fuerza Unida could stop making the bags at any time. Please also add a risk factor describing any risks related to your ability to obtain the raw materials to make the handbags.

8. You have included a risk factor on page 8 of the registration statement regarding the company's reliance on Robert Kremer. On page 13 of the registration statement you disclose that Mr. Kremer spends approximately 20% of his time on matters related to Michael Lambert, Inc. and approximately 80% of his time on matters related to Mr. Kremer's other company, KBK, Inc. Please expand the risk factor on page 8 of the registration statement to address the risk that Mr. Kremer will be unable to devote sufficient

attention to the operations of Michael Lambert, Inc. or may be distracted by other business matters.

9. On page 10 of the registration statement, you include a risk factor describing, in part, the risk of dilution to shareholders should the company choose to issue preferred stock. Please add a separate risk factor to describe the risk of dilution to shareholders if all outstanding warrants and options are exercised and that the exercise of all warrants would result in a significant increase in the number of shares outstanding and significant concentration in the hands of very few shareholders.

Directors, Executive Officers, Promoters, Control Persons and Significant Employees, page 13

10. Please include a column in the table on page 13 of the registration statement to disclose when Mr. Kremer's term as a director of the company expires.

11. Please revise the disclosure in this section and throughout the registration statement to refer to the officer and director of the company in the singular and not the plural given that there is only one officer and director of the company at this time.

12. The disclosure on page 13 of the registration statement indicates that there is a subsidiary of the company that you refer to only as "Sunshine." Please disclose as appropriate throughout the registration statement, including in the "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the type (*e.g.*, corporation, partnership etc…), the purpose, operations and assets of this entity.

Security Ownership of Certain Beneficial Owners and Management, page 14

13. In the ownership table on page 14 of the registration statement, please include Mr. Kremer's titles underneath his name to make clear his position with the company.

14. Please review the numbers in the beneficial ownership table as well as the numbers in the selling stockholders table on page 30 of the registration statement for consistency and accuracy. For example, the table on page 14 of the registration statement indicates that Kenneth Kremer currently beneficially owns 1,600,000 shares of common stock of the company. However, the table on page 30 of the registration statement indicates that he would own 1,380,000 shares of common stock of the company if he were to sell the 400,000 of his shares being registered. Based on the disclosure in the beneficial ownership table, it appears that Kenneth Kremer would own 1,200,000 shares of common stock if he were to sell 400,000 shares of common stock.

Experts, page 16

15. The Experts section on page 16 indicates that the November 30, 2005 balance sheet has been audited by Malone & Bailey; however, that balance sheet has not been included in the filing. Please revise the disclosure accordingly.

Description of Business, page 18

16. Please revise the "History" section on page 18 of the registration statement and the "Prospectus Summary" as appropriate for consistency and accuracy. For example, on page 18 of the registration statement you indicate in the second full paragraph that the company may manufacture clothing accessories in the future and in the sixth full paragraph that the company may manufacture cologne/perfume, jewelry eyewear or watches. This disclosure is inconsistent with the disclosure on page five of the registration statement where you indicate that you intend to manufacture belts, pillows and scarves. In addition, in the second full paragraph, you indicate that 168 handbags have been sold to date. This disclosure is inconsistent with the disclosure on page nine of the registration statement where you indicate that 177 handbags have been sold. Revise the second paragraph on this page to indicate the number of clothing stores selling your products and reconcile that with the two retailers referred to in the penultimate paragraph.

17. Please revise the "Description of Business" section so that investors have a clear view of the present operations of the company, the future plans of the company and the specific steps the company will need to undertake to achieve those goals. To the extent necessary for a clear presentation, move discussions under the "History" sub-heading of future needs and plans to the appropriate existing or new sub-headings under "Description of Business." For example, under "Market Need," you cite the demand for handbags. Please expand the discussion to articulate how your products currently help create and meet that demand, how you intend to enhance the demand and what you mean by "marketing and selective distribution." In addition, on page 21 of the registration statement, you indicate that you will emphasize your relationship with Fuerza Unida in your marketing efforts. Consider adding that disclosure to the "Description of Business" section with a discussion of other marketing efforts and strategies that the company either is undertaking or intends to undertake in the future. In this regard, we note the news article included on your website that highlights and emphasizes additional information not included in your prospectus. As an example the article implies far greater involvement of KBK and their facilities than is discussed in the prospectus including your showroom manager, your designer and a local artist as well as the warehouse and sorting rooms. You also suggest additional outlets for sales and collaboration for a sub line of bags with a designer label. You also emphasize the importance of Fuerza Unida's participation. Please revise your disclosure to fully discuss. In addition, please advise us of the facts and circumstances for the article's development including how it was initiated, the persons participating in the story and the reason it is included on your website. Please also provide your analysis of the distribution of the article during this registration period.

18. Please provide us supplementally with a copy of the report by NPD Group, Inc. marked to show the references for the statements made on page 19 of the registration statement. Please confirm that the information contained in the 2004 report is the latest available information.

19. It appears that the company considers online sales to be a critical component of its future growth. Please expand the discussion of the company's planned website to include the steps necessary to launch the site and the efforts that will be needed to direct traffic to the site. Please consider whether any delay in the launch of the website would adversely affect the operations or financial condition of the company such that a risk factor should be added.

20. Please include a meaningful discussion of competition. Who are your current competitors? Are they national or local? What is your current position in the industry? What are the methods of competition? See Item 101(b)(4) of Regulation S-B.

21. Please include under "Description of Business" a brief discussion of how your product is manufactured, how you obtain raw materials and who your significant suppliers are, if any. See Item 101(b)(5) of Regulation S-B.

22. Please discuss under "Competitive Advantage" how the brand Michael Lambert, Inc. either is or will be a competitive advantage for the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Marketing

23. Please delete or clarify the reference to "our staff" on page 21 as there is currently only one employee of the company. If the company intends to change its number of employees significantly, please disclose that intention. See Item 303(a)(1)(iii) of Regulation S-B.

24. Please describe in more detail your relationship with Fuerza Unida and the terms under which they make handbags for the company. Include specifically whether either party could terminate the relationship at will.

Results of Operations for the three months ended May 31, 2007 and 2006

25. Please disclose as appropriate throughout the registration statement, including in the beneficial ownership table, the amount and terms of the stock options granted to Robert Kremer during the three months ended May 31, 2006 as well as any other stock options that may be outstanding. In this regard, we note that the notes to the financial statements refer to options, while the body of the registration statement refers to warrants. Please revise the disclosure as necessary to clarify whether these terms refer to the same or different securities.

Liquidity and Capital Resources

26. Please disclose prominently in this section that your auditors have substantial doubt that the company will be able to continue as a going concern. Also, please include the language from page 8 of the registration statement regarding your ability continue operations for the next six months and your need for financing to continue operations for the next 12 months.

Certain Relationships and Related Transactions, page 25

27. Please expand in this section and throughout the registration statement, as appropriate, the discussion of the terms of the warrants that have been issued, including but not limited to, vesting, ability to exercise, expiration, registration rights, termination and other material terms. To the extent these warrants are evidenced by written agreements, please consider whether they are required to be filed as exhibits to the registration statement. See Item 601 of Regulation S-B. Consistent with comment 25 above, please add similar disclosure, including the filing of exhibits, with respect to stock options.

28. In the third paragraph on page 25 and the fourth paragraph on page 26, indicate the services rendered.

29. Please expand the disclosure in the fifth and sixth full paragraphs on page 26 to include the amount of consideration received for the sale of shares to others.

30. Please indicate whether the transactions with affiliated persons were on terms at least as favorable to the company as would have been available from unaffiliated parties.

Executive Compensation, page 26

31. Please caption the table on page 26 of the registration statement as the "Summary Compensation Table" in accordance with Item 402 of Regulation S-B. Please revise the column headings in the table to more closely conform to the headings and order set forth in Item 402(b) of Regulation S-B. Please add a column for Option Awards. Please remove the reference to footnote (2) appearing after the word "Director" in the "Name and Principal Position" column.

32. For the warrants granted to Mr. Kremer, please clarify in the footnotes that the amount disclosed in the Summary Compensation Table has been calculated in accordance with FAS 123R and provide a reference to the location in the Financial Statements where a discussion of the assumptions used in such valuation appear. See Item 402(b)(2)(v) and (vi) of Regulation S-B.

33. In the paragraph below the Summary Compensation Table that discusses the fact that Mr. Kremer does not receive a salary, please expand this discussion to disclose that he has

received warrants (and options) as consideration for his services and whether such grants will continue until such time as Mr. Kremer receives a salary. In addition, please discuss how the amounts awarded to Mr. Kremer were determined. See Item 402(c) of Regulation S-B.

34. Please include the "Outstanding Equity Awards at Fiscal Year End" table required by Item 402(d) of Regulation S-B as discussion in the MD&A and in the notes to the financial statements indicates that there are options outstanding.

Description of Capital Stock, page 28

Warrants

35. On page 29 of the registration statement, you indicate that the company currently has warrants to purchase 2,165,000 shares of common stock outstanding. This disclosure appears to be inconsistent with the disclosure on pages 35and 36 of the registration statement where it appears that after taking into account warrants that have been cancelled, the company has 2,200,000 warrants to purchase common stock outstanding. Please revise the disclosure as appropriate.

Plan of Distribution and Selling Stockholders, page 29

36. Please expand the discussion in this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. In this regard, please provide comprehensive disclosure as to how and when you expect have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

37. Please revise the last sentence of the last paragraph on page 29 to describe the material relationships between you and the selling stockholders. It is unclear why you indicate that none of the selling stockholders has had a material relationship with the company since its inception. Please revise or advise us. See Item 507 of Regulation S-B.

38. Please revise the "Selling Stockholders" table to include columns disclosing the number of shares of common stock beneficially owned prior to the offering and the percentage of ownership after the offering. See Item 507 of Regulation S-B.

39. It appears from the disclosure in the "Selling Stockholders" table that 1,600,000 shares underlying warrants are being offered for resale. This disclosure is inconsistent with other disclosure in the registration statement that indicates that either 1,400,000 or 1,450,000 shares underlying warrants are being registered for resale. Please revise the registration statement throughout to disclose the actual number of shares underlying warrants that are being registered.

40. In the first full paragraph on page 31 of the registration statement, you indicate that upon effectiveness of the registration statement, 3,564,500 shares "to be resold pursuant to this Prospectus will be eligible for immediate resale in the public market…." Please revise this paragraph to disclose that only the number of shares being registered (*i.e.,* 2,039,500 shares) are being offered for sale pursuant to this prospectus (subject to the exercise of warrants). The remaining shares outstanding will be subject to the resale limitations of Rule 144.

41. Please provide the disclosure in the first paragraph on page 32 under a separate heading "Determination of Offering Price." See Item 505 of Regulation S-B.

Market for Common Equity and Related Stockholder Matters

42. Please disclose under this heading the number of shares that could be sold pursuant to Rule 144 or provide a cross-reference to such disclosure. See Item 201(a)(2)(ii) of Regulation S-B.

Legal Matters

43. Please include a cross- reference to "Certain Relationships and Related Transactions."

Financial Statements

General

44. Please update the financial statements to include the August 31, 2007 balance sheet and related operations. See Item 310(g) of Regulation S-B.

45. We note the text of the document stating that the company is in the development stage; however, we do not see related disclosures in the financial statements. Please see SFAS No. 7 and revise or advise as appropriate.

46. To the extent it would enhance an investor's understanding of "Management's Discussion and Analysis of Financial Condition and Results of Operations," please add a discussion of significant accounting policies to that section.

Statement of Operations, page F-8

47. The text of the filing states that you have had only limited sales of handbags to date; however, we do not see where you have recorded any revenue from the sale of products. Please advise and revise as appropriate.

Note 1 – Summary of Significant Accounting Policies, page F-11

48. You state that the company is the successor to a sole proprietorship that was formed on July 1, 2005. It appears that the sole proprietorship was in the same business as the registrant and that the financial information for that prior period is relevant to an understanding of the registrant. Please revise to include audited predecessor financial statements, or tell us why you believe they are not needed or required.

49. We note that you have an accounting policy for inventory; however, you do not report any inventory in either the annual or interim financial statements. Please revise your description of business to more clearly explain how you operate without any inventory, especially in view of the fact that you are a manufacturer of products. It may be more appropriate to explain this matter in management's discussion and analysis and/or your description of business. We note your disclosure on page 21 with respect to the sewing cooperative Fuerza Undia.

50. The earnings per share policy on page F-11 has an incomplete sentence. Please revise as appropriate.

Note 3 – Capital Stock

51. In Note 3 on page F-5, the disclosure indicates that 510,000 warrants were cancelled during the six months ended May 31, 2007. This disclosure appears to be inconsistent with the disclosure on page 36 where it indicates that 350,000 warrants were cancelled. Please revise or explain as appropriate.

Note 5 – Capital Stock, page F-13

52. Please revise to discuss the value assigned to the 1 million shares issued at November 2, 2005 and how you accounted for the transfer of assets. We note common shares valued at $.50 were issued for services on the same date. Also, please revise to disclose the specific assets and liabilities you acquired, or were transferred, in connection with your founding.

53. The third paragraph on page 36 reports 300,000 shares issued to two individuals. Please tell how this relates to the 275,000 reported in Note 5 on page F-13.

Note 6 – Stock Options, page F-13

54. The first paragraph of Note 6 states that the options were issued for services rendered or to be rendered. Please revise to clarify, if true, that the value of options for future services has not yet been charged to expense.

Interim Financial Statements

General

55. Please revise each page of the interim financial statements to state that the information is unaudited, if true.

56. The text of the filing states that you have had only minimal sales of handbags; however, the financial statements do not show any revenue from sales of handbags. Please tell us if all the sales have been made in a subsequent period, or if they are included in royalty line item, or if there is some other explanation. Please revise or advise.

Note 3 – Capital Stock, page F-5

57. Note 3 on page F-5 discloses that you issued 1,450,000 warrants. Please tell us when they were granted and reconcile to the disclosure on page 25 (Certain Relationships and Related Transactions), which provides detail of only 1,350,000 million warrants.

58. Throughout the filing you present a number of common shares outstanding that is higher than the number presented in the most recent financial statements. Please revise the interim financial statements to present a subsequent events footnote so that shares outstanding in the financial statements can be reconciled to disclosures in the filing.

59. Please tell us and revise the disclosure to report the accounting treatment of the 510,000 warrants that were cancelled. If the warrants were granted prior to the services being performed, then it does not appear appropriate to record expense for the entire value of the warrants. Please tell us how your accounting complies with GAAP, or revise as appropriate.

60. Please revise to provide a table that shows the number of warrants that are outstanding as of the financial statement date and include any subsequent issuances and cancellations.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David M. Loev, Esq.
         David M. Loev, Attorney at Law
         Facsimile No.: (713) 524-4122